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                                                                     EXHIBIT 12

                            GENESEE & WYOMING INC.

                             Computation of Ratios

                    Ratio of Earnings to Fixed Charges and
   Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
                            (Dollars in Thousands)

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                                                                                 Nine Months
                                            Fiscal Years Ended December 31,         Ended
                                        --------------------------------------- September 30,
                                         1996    1997    1998    1999    2000       2001
-                                       ------- ------- ------- ------- ------- -------------
Fixed Charges
Interest Expenses...................... $ 4,720 $ 3,349 $ 7,071 $ 8,462 $11,233    $ 7,537
Interest Portion of Rental Expense (a).     636   1,384   3,269   3,458   3,867      3,375
                                        ------- ------- ------- ------- -------    -------
       Total Fixed Charges............. $ 5,356 $ 4,733 $10,340 $11,920 $15,100    $10,912
Preferred Stock Dividends (b)..........      --      --      --      --      52        708
                                        ------- ------- ------- ------- -------    -------
       Combined Fixed Charges and
         Preferred Stock Dividends..... $ 5,356 $ 4,733 $10,340 $11,920 $15,152    $11,620
                                        ======= ======= ======= ======= =======    =======
Earnings (c):
Income before Income Taxes, Equity
  Earnings and Extraordinary Item...... $ 9,925 $13,439 $19,787 $15,588 $24,090    $13,096
Minority Interest Expense..............      --      --      --      50      40        198
Fixed Charges..........................   5,356   4,733  10,340  11,920  15,100     10,912
Distributions of Earnings from
  Unconsolidated Affiliates (d)........      --      --      --      --      --         --
                                        ------- ------- ------- ------- -------    -------
       Total Earnings.................. $15,281 $18,172 $30,127 $27,558 $39,230    $24,206
                                        ======= ======= ======= ======= =======    =======
Ratio of Earnings to Fixed Charges.....     2.9     3.8     2.9     2.3     2.6        2.2
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends.     2.9     3.8     2.9     2.3     2.6        2.1
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(a) Determined as approximately 45% of rental obligations.
(b) The Company initially issued preferred stock in December 2000.
(c) In 1998, the Company recorded $6.0 million gain from insurance proceeds and, in 2000 and during the nine months ended September 20, 2001, the
    Company recorded gains related to the sale of a 50% equity interest in its
    Australian operations of $10.1 million and $3.7 million, respectively. The
    2000 gain was partially offset by a $4.0 million charge for the buyout of
    Australian stock options from employees of its Australian subsidiary,
    Australian Southern Railroad, prior to its partial sale.
(d) None to date.